
June 1, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (415) 693-2222

Howard S. Balter
Chief Executive Officer
Ad.Venture Partners, Inc.
360 Madison Avenue, 21st Floor
New York, New York 10017

> **Re:** **Ad.Venture Partners, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 24, 2007**
> **File No. 333-142319**

Dear Mr. Balter:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide for staff review all materials prepared by the parties financial advisors and provided to either of the respective boards, or their representatives. Provide the board books and all transcripts, summaries, and video presentation materials, as well as copies of the engagement letters with each of the financial advisors. We may have further comment based on our review of these materials.

2. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

3. Customer contracts represent approximately 15% and 16% of total assets as of December 31, 2006 and 2005, respectively. Given the materiality of this intangible asset, please revise the discussion of your critical accounting policies to include a discussion of your policy for impairment testing, the method you use to estimate the fair value of this intangible asset, your significant assumptions under this valuation method, and uncertainties and risks of change related to these assumptions. Please also provide a sensitivity analysis disclosing the effect of a 1% change in each significant assumption.

4. Please amend your filing to include updated financial statements for the quarter ended March 31, 2007, as well as updated pro forma financial statements, as required by Rule 3-12 of Regulation S-X.

Letter to the Stockholders of Ad.Venture Partners, Inc.

5. Please revise here and throughout your registration statement to briefly disclose the nature of the "certain ancillary rights" attached to the exchangeable shares of the Purchaser.

6. Revise to clarify the proposals that are conditions to the Arrangement Proposal.

Summary of the Material Terms of the Arrangement, page 1

7. Please revise this section to provide cross-references to a more detailed discussion of these matters in the registration statement. Refer to Item 1001 of Regulation M-A.

8. Please disclose the aggregate market value of the consideration to be received in the merger on the last trading day prior to the public announcement. Please also indicate that this amount will fluctuate based on the price of your shares and those of 180 Connect.

9. Please revise to disclose the fee paid by the parties to their respective financial advisors. Include disclosure regarding the portion of any such fee that is contingent upon completion of the merger.

Howard S. Balter
Ad.Venture Partners, Inc.
June 1, 2007
Page 3

Risk Factors, page 28
Risks Relating to Ad.Venture Common Stock and Exchangeable Shares, page 32

10. Please add a risk factor addressing the dilutive effect of the issuance of the merger consideration.

Risks Related to 180 Connect's Business and Industry, page 36
Consummation of the arrangement agreement may create an event of default under the terms of 180 Connect's convertible debentures, page 38

11. Please revise your disclosure under this heading to briefly define "fundamental transaction" and "change of control" as applicable to the convertible debentures issued by 180 Connect. In addition, please disclose whether 180 Connect is soliciting waivers of these provisions from its convertible debenture holders. Similarly revise the discussion appearing under Securities of 180 Connect to be Assumed in Connection with the Arrangement on page 166.

The Arrangement Proposal, page 47
Background of the Arrangement, page 47

12. Please expand your discussion of the conference call that took place on December 18, 2006, to disclose the basis for the parties' determination of a tentative total enterprise valuation of $168 million for 180 Connect, as well as for the selected 2007 projected EBITDA multiples. Please also disclose whether either of the parties consulted with financial advisors in performing this valuation and, if so, what information was derived from such consultations. We may have additional comments upon review of your response.

13. Please revise your discussion of the definitive arrangement agreement and related agreements the parties reached on March 13, 2007, to disclose whether either party obtained an updated opinion regarding the fairness of the merger consideration from a financial point of view from any of the financial advisors. If no updated opinion was obtained, please disclose the reasons why no such opinion was obtained.

The Board's Reasons for the Approval of the Merger Agreement, page 51

14. We note your statement in the second paragraph under this heading that "Ad.Venture did not receive services from any financial advisor other than the services provided by New Century Capital in connection with their fairness opinion." We also note your statement on the preceding page that you "engaged Maxim Group LLC to act as another financial advisor in connection with the transaction." Please expand your discussion of Maxim Group's participation to disclose the nature of any advisory services it provided in connection with the

merger and the extent to which your board of directors considered such services in recommending approval of the plan of arrangement. Please also disclose whether Maxim Group provided a report, opinion, or appraisal within the meaning of Item 14(b)(6) of Schedule 14A and, if so, provide the disclosures required by paragraph (b) of Item 1015 of Regulation M-A.

15. We note the discussion of the valuation analysis and financial projections utilized by the board in reaching its determination. If the projections and valuation analysis were provided by, or derived from information provided by 180 Connect or its advisors, such material information should be disclosed under an appropriate heading to your registration statement.

16. We note that the third paragraph under this heading refers to "a wide variety of factors" considered by the board of directors. Please discuss each material factor considered by the board in sufficient detail to permit investors to evaluate the reasonableness of the board's determination. For example, the first bullet point should address the extent to which consumer demand for advanced voice and video services have increased and the fourth bullet point should disclose 180 Connect's revenue growth in 2006 and its projected revenue growth for 2007. Additional revisions should include disclosure of the percentage of your net assets represented by 180 Connect's fair market value, including disclosure of how such fair market value was calculated, as well as a brief discussion of each of the identified negative factors evaluated by the board.

Recommendation of the Board, page 52

17. Please revise your discussion to disclose the vote by which both the board and its independent directors determined that the arrangement is fair to and in the best interest of Ad.Venture and its stockholders.

18. Please also revise to clarify whether the vote that the transaction was fair to and in the best interests of the company and its stockholders was distinct from the vote to approve the merger. If there was a distinct vote to approve the merger, disclose the result of this vote, including the vote of the independent directors.

Opinion of New Century Capital, page 53
Public Comparable Companies Analysis, page 55

19. Please expand your discussion of this analysis to disclose the criteria utilized by New Century Capital in selecting comparable companies, as well as whether any companies satisfying the selection criteria were nonetheless excluded from the analysis. If any companies satisfying the selection criteria were excluded, disclose the basis for the exclusion and its consequences with respect to this

analysis. Make similar revisions with respect to the Merger and Acquisition Transaction Analysis on pages 57-58.

20. Please expand your discussion of 180 Connect's revenue growth rate and EBITDA margins compared to those of the comparable companies selected in the analysis and briefly explain the basis for New Century Capital's determination that 30% was the appropriate valuation discount with respect to 180 Connect.

Comparable Company Performance, page 57

21. Please expand your discussion under this heading to disclose the financial performance measures evaluated by your financial advisor. Please also briefly explain why 180 Connect's performance was evaluated only against Dycom and MasTec, as well as the companies' relative performance with respect to the measures selected.

Discounted Cash Flow Analysis, page 58

22. Please revise the discussion under this heading to briefly disclose the basis for the selected EBITDA multiples and range of discount rates. With respect to the discount rates utilized, please disclose whether such rates were based on 180 Connect's weighted average cost of capital and, if so, the reason for selecting a range of discount rates with the actual weighted average cost of capital at the low end of the range.

23. Please revise to disclose the fee already paid to New Century Capital in connection with delivery of its fairness opinion, the amount that is contingent upon consummation of the arrangement, and the maximum amount that Ad.Venture may reimburse New Century Capital for the latter's out of pocket expenses.

Material U.S. Federal Income Tax Consequences of the Arrangement, page 59

24. Please delete the statement that the tax consequences discussion is "for general information purposes only and does not purport to be a complete technical analysis or listing of all potential U.S. federal income tax consequences that may be relevant to holders . . . ." Delete similar language where it appears on page 66.

Consequences under Securities Laws; Resale of Exchangeable Shares and Ad.Venture Common Stock, page 75

25. Please revise the first paragraph under this subheading to clarify, if true, that the replacement options will also be issued in reliance upon the 3(a)(10) exemption.

26. Please revise your disclosure to clarify that the securities issued without registration in reliance upon Securities Act Section 3(a)(10) are freely transferable only if they are not held by an affiliate of any party to the transaction and if the holder does not become an affiliate of Ad.Venture as a consequence of the issuance. Refer to Part 5 of Revised Staff Legal Bulletin 3 (Oct. 20, 1999).

27. We note that you will assume 180 Connect's obligations with respect to its presently outstanding SARs and warrants. Please tell us whether the assumption of these securities will involve the issuance of a new security of Ad.Venture, as well as whether the issuance will be registered under the Securities Act or, if not, your analysis of the applicability of the claimed exemption from registration.

The Arrangement Agreement and Plan of Arrangement, page 78

28. We note the statement in the introductory paragraph that "[t]he assertions embodied in those representations and warranties . . . may be subject to important qualifications and limitations," and furthermore, that "some of those representations and warranties may not be accurate or complete as of any specified date . . . ." Please confirm that your disclosure includes a discussion of all material terms of the Arrangement Agreement and Plan of Arrangement and revise the statement regarding the accuracy of your disclosure, as it implies that investors are not entitled to the protections of the federal securities laws with respect to this discussion.

Stockholder Voting Agreements, page 79

29. Please revise to disclose the number of shares and percentage of shares subject to your officers and directors' voting agreement with 180 Connect regarding shares of common stock acquired in connection with or following your IPO. Please make corresponding revisions throughout your document.

Fees and Expenses, page 88

30. Please briefly describe the formula for adjusting the exchange ratio based upon the transaction expenses of the parties. Please also disclose whether this determination will be made prior to the solicitation of proxies for the parties' respective shareholder meetings.

Loss from continuing operations, page 140

31. Your loss from continuing operations for the year ended December 31, 2006, increased to $9.5 as compared to $4.0 million for the year ended December 31, 2005. You reference items discussed in the direct contribution margin section as factors contributing to this material change in continuing operations. However,

your disclosures in the direct contribution margin section do not sufficiently discuss the factors that negatively impacted continuing operations. In fact your discussion highlights the increase in your direct contribution margin due to revenue growth in certain businesses, improvements in your perpetual inventory system and the absence of the effects of hurricane Katrina. Please amend your filing to discuss the factors contributing to the further decline in continuing operations from December 31, 2005, to December 31, 2006.

<u>Compensation Discussion and Analysis, page 148</u>
<u>Loans, page 150</u>

32. Please disclose the interest rate applicable to loans from Messrs. Balter and Slasky.

<u>Expected Compensation Policies, page 150</u>

33. Please expand your disclosure here or under each applicable element of compensation paid to your executive officers to disclose what your compensation program is designed to reward and why you chose to pay each element of compensation. <u>See</u> Regulation S-K, Item 402(b)(1)(ii), (iv). In addressing each element of compensation paid, please disclose the basis for allocating among particular forms of long-term compensation and between cash and non-cash compensation, as well as what specific items of your performance were taken into account in determining compensation, as required by Item 402(b)(2)(ii), (iii), (v).

<u>Note 28 – Canada and United States Accounting Policy Differences, page F-38</u>

34. Please revise your disclosure to clarify the specific nature of the embedded derivative features (i.e. holder conversion option, the contingent put, and the accelerated repayment schedule and the stepped up interest required in the event of the non-obtaining of a U.S. listing).

<u>Part II</u>
<u>Undertakings</u>

35. Please provide the undertaking required by Item 512(h) of Regulation S-K.

<u>Exhibits</u>
<u>Exhibit 5.1, Opinion of Cooley Godward Kronish LLP</u>

36. Please submit a revised opinion of counsel that clearly states the registration statement relates to the issuance of shares of Ad.Venture common stock upon exchange of exchangeable shares of 6732097 Canada Inc., as well as upon the exercise of option issued pursuant to the Plan of Arrangement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Kenneth L. Guernsey
        Gian-Michele A. Marca
        Cooley Godward Kronish LLP
        101 California Street, 5th Floor
        San Francisco, California 94111